TV COMMUNICATIONS NETWORK , INC.
10020 East Girard Ave. Suite 300
Denver, CO 80231
Telephone: 303 751 2900
Facsimile: 303 751 1081
Email: blam@plinet.com

October 26, 2000

Via facsimile (202 942 9594) mail and EDGAR

David T. Mittelman, Esquire
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

	Re: TV Communications Network, Inc.
                File No. 0-18612
                Form 10-KSB for fiscal year ending March 31, 2000
                Filed July 14, 2000
                Preliminary Schedule 14A
                Filed August 25, 2000
                Form 8-K
                Filed July 31, 2000

Dear Mr. Mittelman:

	This letter is in response to the Staff's September 25, 2000, correspondence providing comments to the above referenced filings of TV Communications Network, Inc. This correspondence is being sent simultaneously with the filing of the amended Form 10-KSB referenced above.
The amended Form 8-K of July 31, 2000, should be submitted via EDGAR within a day or two. The Preliminary Schedule 14A remains on hold pending the staff's review of the Forms 10-KSB and 8-K referenced above.

General

1.	In the above referenced Form 10-KSB and Form 8-K, you disclose that you have secured a total of $300 million in funding the "Reema Project in Trinidad" with an unidentified private investor as well as signed a related agreement with Parsons Energy & Chemical Group.

Amend the Form 10-KSB and Form 8-K to:

- clearly indicate the identity and relationship of the investor;

- provide a reasonably detailed description of the material terms of the financing and all related agreements including, but not limited to, the nature and extent of the benefits and obligations of each party;

- disclose whether you utilized any "finders" to obtain the financing, and if so, what - if any - compensation you paid to them; and

- include as exhibits the loan agreement and all related agreements.

Also provide similar disclosure in a subsequent event note to the financial statements for the Form 10-KSB and other Exchange Act documents as appropriate.

Further, to the extent appropriate, provide similar disclosure in the preliminary proxy materials.

Response:

	We have evaluated the issue of materiality with respect to the name of the potential lender and balanced this consideration against the value to the Company and its shareholders of maintaining confidentiality. We believe that a greater service is served by not disclosing publicly the information pertaining to the potential lender. Thus, confidential treatment is being requested pursuant to Rule 24b-2 (17 C.F.R. 240.24b-2) for the name and address of the potential lender. All other information furnished below has been made a part of the Amended Form 10 KSB and is being filed on EDGAR simultaneously with this response.

On May 10, 2000, Reema signed a funding proposal agreement with [name and address deleted to preserve confidentiality based upon the Company's application for Confidential Treatment pursuant to 17 C.F.R. 240.24b-2] to provide Reema with a proposed loan of $150 million for the construction of the first gas plant project in Trinidad. The lender is entirely independent of Reema International, TVCN and any affiliate thereof. As of the date of this document, the proposed loan has not closed and there can be no assurance that the proposed loan will in fact close. The proposed loan is for a twenty year period and carries an interest rate tied to the London Inter Banking Operation Rate. TVCN paid all of the costs and expenses associated with procuring this proposed loan including a loan origination fee of $150,000 paid in fiscal year 1999.

The specific arrangements regarding compensation are as follows:

Total Amount of Funding - $150,000,000 USD.

Funding Schedule - Total proceeds of the loan will be placed in a "High Yield Investment" program in a major European Bank. The project will be funded at the rate of $3,750,000 per month for Forty (40) months, by way of irrevocable pay-orders lodged with a designated Disbursing Bank. [***] will provide collateral to the Investment Account Bank.

Interest - Beginning Forty-one (41) months after the first disbursement of funds and thereafter for the Twenty (20) year term, the Borrower will be obligated to pay Interest quarterly at a rate not to exceed one (1) year LIBOR plus 1and 1/2 % adjusted annually. These interest payments will be based on the amount actually disbursed to the Borrower or its assigns, plus unpaid accrued interest, before deduction of the [***] fee.

Disbursement - In accordance with the loan documents, a "Fund Control" to insure progress and payment as agreed, will be required. The Disbursing
Bank will act as trustee, responsible for administration, accounting and adherence to the project cost breakdown, verifying all inspection reports and requests for loan disbursements accompanied by supporting invoices and releases. They will also diligently maintain lender priority and compliance in accordance with the "Fund Control" and loan documents.

Repayment of Principal - Principal amount of loan ($150,000,000 USD plus accrued unpaid interest) will be subject to repayment in the following manner:
The Borrower will provide lender with acceptable evidence that all phases of the project complies with any and all Governmental and regulatory agencies necessary and needed to render the project lawful and approved. Upon conversion to permanent financing, the value of the Project will be established by an independent appraisal through a licensed and certified appraiser. At all times, the appraised value of the Project and the Borrower or Borrowing entity must at least equal the amount disbursed. The Loan will be all due and payable at the end of Twenty (20) years or can be paid at any time during the Twenty (20) year period without penalty. (the loan is not assumable nor may it be assigned without prior lender approval. In the event of a sale of any portion of the Project, a pro rata repayment of principal will be due and payable.) After the third (3) year of operations a Sinking Fund must be established, the annual deposits to which must be adequate to liquidate the principal by the end of the Twenty (20) year period. The sinking Fund can be established in a Bank of your choice under the joint administration of the Borrower and [***].

Collateral - [***] will provide collateral for the opening Forty (40) months or until the Borrower no longer has an active Investment Account. Collateral will be extended as a result of subsequent loan approvals. Fifteen (15) days prior to the scheduled return of collateral to [***], the Borrower will submit detailed Financial Statements (<30 Days), P&L Statements, General Ledger and Owned Inventory Schedule (w/ opinion letter) to [***] for lender approval as substitution of collateral. Typically the collateral will consist of a first lien position on the land and associated property of the Project, and possibly a lien on other assets of the Borrower and/or its affiliated companies, depending on the financial strength of the Company at that time
Our fees for the completion of the funding will be 2% of the amount funded to the Borrower, payable as you receive funds; i.e., as you are funded over a period of 40 months [***] will receive a total of 2% of the initial $3,750,000 USD and 2% of each $3,750,000 increment funded thereafter. In addition,
1% will be payable to your broker [***], and deducted from each increment as
it is funded.   In the event you do not find it necessary to draw down the entire loan of $150,000,000 USD, our 2% fee on the amount not taken down will be due and payable along with your first interest payment.

	On or about July 13, 2000, in response to Reema's request to increase the loan amount from $150,000,000 to $300,000,000 [***] amended the May
2000, agreement. Per the amendment, the loan amount was increased from $150,000,000 to $300,000,000 and the retainer amount was increased from $150,000 to $300,000. On behalf of Reema, TVCN paid the $300,000 retainer fee. On July 31, 2000, Reema received confirmation of amendment from [***] that the "Funding Proposal" dated May 8, 2000, was amended to reflect this request.

On or about June 5, 2000, Reema signed an agreement with Parsons
Energy and Chemical Group, Inc. to commence the engineering, design, procurement and construction for the proposed gas to liquids plant in Trinidad. The agreement required Reema to pay Parsons a minimum of $394,000 of which $314,254 was paid by TVCN in fiscal year 2000.

Ancillary to the Parsons contract, Reema entered into an agreement with AIR Products for engineering services. This contract obligates Reema International to pay AIR $210,000. On behalf of Reema, TVCN paid AIR $84,000 during fiscal year 2000.

Since the occurrence of these transactions and during fiscal year 2000, Reema has continued to identify potential lenders for financing the gas to liquids plant. Although no loans have closed, Reema has procured non-binding agreements from several potential lenders. In order to obtain these non-binding agreements, TVCN has paid a total of $512,500,500 to potential finders (none of which is an affiliate of TVCN or any of its affiliates) as loan origination or finder fees.

During calendar year 2000, to date, Reema has incurred expenses associated with the gas to liquids project including legal expenses of $93,978, travel expenses of $36,566 and administration expenses including labor and consulting fees of $438,115. TVCN has paid these expenses on behalf of Reema.


2.	We note in the preliminary proxy materials that you intend to spin-off
Reema International Corp. to your shareholders. We also note that Reema is not a reporting company, nor have you filed a registration statement to register the Reema shares to be distributed to your shareholders.

It appears that, by asking your shareholder[s] to vote to approve the spin-off, you are asking them to make an investment decision with regard to the Reema shares. Accordingly, tell us why you do not need to comply with the Securities Act registration requirements concerning your solicitation of shareholder approval for the spin-off.

Alternatively, we refer you to Staff Legal Bulletin No. 4, dated September 16, 1997, which sets forth our views regarding whether Section 5 of the Securities Act applies to spin-offs and other related matters. This staff legal bulletin is available on the SEC's web site at www.sec.gov. Please select "Current SEC Rulemaking" and then select "Other Commission Notices and Information."

Response:

	We believe that the proposal for the distribution of Reema shares to TVCN shareholders constitutes a spin off, and that the subsidiary issuer may be required to register its shares prior thereto. However, in the instance of this transaction, we believe that no registration is required.

First, TVCN's shareholders are not required to provide any consideration to TVCN or to the subsidiary, Reema. The recipient must be a bona fide holder of TVCN common stock as of the record date to receive a one for one distribution of Reema common stock.

	Second, the proposed plan contemplates a one for one pro rata distribution of Reema's shares. Thus the requirement of a proportionate distribution will be met.

	Third, TVCN fully intends to provide adequate information about the spin off to the TVCN shareholders prior to the time of the distribution. In this instance, Reema currently is a non-reporting subsidiary. TVCN shall undertake prior to the date that it spins off Reema to: (a) provide an information statement that describes the spin off and the subsidiary and that substantially complies with Regulation 14A or Regulation 14C under the Exchange Act; and (b) cause Reema to register its spun off securities under the Exchange Act.

	Fourth, TVCN management is of the opinion that there exists a valid business purpose for the spin off. The valid business purpose includes, among other reasons, that TVCN and Reema operate in entirely different industries. Through the spin off, Reema's management can focus exclusively upon the tasks relating to establishing and operating the proposed gas to liquids facility. Further, Reema has substantial financing needs that it will be better able to secure as a result of the planned for separation from TVCN.

	Fifth, we believe that the proposed plan satisfies the requirement of the two year holding period for the distribution of restricted shares of Reema common stock. Reema was incorporated in 1993. At that time it distributed
1,000 shares of stock to TVCN. There has been no further or subsequent distribution, sale or dissemination of Reema's shares to any person since then. (As TVCN formed Reema, the two year holding period generally does not apply.) Further, TVCN has or will comply with the foregoing enumerated requirements. Thus, TVCN will not act as an underwriter in the proposed plan.

	We also believe that Rule 145 does not apply to the proposed plan because TVCN wholly owns Reema and because TVCN's shareholders are not being asked to exchange or otherwise relinquish their TVCN securities in order to obtain a pro rata distribution of Reema common stock.

	We are aware of the Staff's likely interpretation of Staff Legal Bulletin No.
4 to the circumstances of the proposed plan in that TVCN is controlled by a single shareholder.  Thus, the spin off is likely to be viewed as a "privately negotiated transaction" between the parent and the controlling shareholder resulting in the controlling shareholder receiving restricted securities.

Thank you for your reference to Staff Legal Bulletin No. 4.

3.	Also, in this regard, confirm to us that - as implied in your Form 8-K filed
September 1, 2000 - you will not distribute any Reema shares until there is an effective Form 10 or Form 10-SB governing those shares.

Response:

	This will confirm that no Reema shares will be distributed by TVCN as part of the proposed plan to spin off Reema shares until there is an effective Form
10 or Form 10-SB governing those shares.

4.	Further, in this regard, tell us the current status of Reema's  initial public offering. For example, have you had any discussions or reached an agreement with underwriters?

Response:

	According to the proposed plan, Reema's initial public offering will not occur until certain other events have transpired, including: a shareholder meeting of TVCN shareholders; Reema's registration on Form 10 or Form 10-SB of the shares to be spun off by TVCN; the distribution of an Information Statement to TVCN shareholders; and the spin off of Reema shares to TVCN shareholders.

	Reema's management has engaged in several informal and exploratory discussions with at least two registered broker-dealers about the viability of underwriting Reema's anticipated initial public offering. There are no agreements, draft agreements, letters of intent or memorandums of understanding among Reema and any broker-dealer regarding underwriting.

Form 10-KSB for the fiscal year ending March 31, 2000

5.	Revise this 10-KSB for the 2000 fiscal year consistent with prior comments 5, 6 and 7 in our July 12, 2000 letter, which related to parallel disclosure in the 10-KSB for the 1999 fiscal year.

Response: We have revised the fiscal year 2000 Form 10-KSB to make it consistent with the Staff's July 12, 2000, comments 5, 6 and 7.

Directors and Executive Officers

6.	Why have you not presented any disclosure regarding Jackie Porter?
Given that she is a signatory to the document as the principal accounting officer, it appears that you should provide executive officer disclosure for her to the extent required under Items 401 through 404 of Regulation S-B. In this regard, we note that she has served as "acting controller" for more than one year. Revise accordingly.

Response:	  We have revised the fiscal year 2000 Form 10-KSB to provide executive officer disclosure to the extent required under Items 401 through 404 of Regulation S-B for Jackie Porter.

Certain Relationships and Related Transactions

7.	This section is unduly vague.  Revise to present an adequate description of related transactions entered into by Mr. Duwaik and all other relevant persons. It is insufficient to simply provide general cross-references.
Rather, fully disclose the related transaction. Alternatively, you may briefly summarize the nature of the transaction, then provide a cross-reference for more detailed information to the appropriate part of the document.

Response:	This section has been revised to provide an adequate description of related party transactions involving Mr. Duwaik.

Exhibits, Financial Statement Schedules and Reports

8.	Regarding those exhibits that you are incorporating by reference to other
Exchange Act filings, do not simply use an asterisk indicat[ing] "previously filed." Instead, specify the type of document into which you are incorporating and date it was filed. See prior comment 24 of our February 7, 2000 letter. Please note, in this regard, that "previously filed" is inappropriate here because the Form 10-KSB for the fiscal year ending March 31, 2000 represents a distinct filing than the Form 10-KSB for the fiscal year ending March 31, 1999.

Response:	We have amended our Exhibit List to specify the type of document into which we are incorporating and the date that it was filed.

Financial Statements

9.	We note your responses to prior comments 29, 30 and 31 of our February
7, 2000 letter, but have the following comments:

- It is still unclear how you applied the accounting literature in determining the appropriate treatment to the sale of Planet Internet Corp. Please explain in detail.

- How did you conclude that the carrying value of your investment in BeWell equals the carrying value of the net assets of Planet Internet? Supplementally provide us with support for your conclusion.

- Is BeWell Net a newly formed corporation? What percentage ownership do the 301,728 shares you received represent?

- The recognition of a deferred gain is inconsistent with your conclusion that the carrying value of your investment in BeWell equals the carrying value of the net assets of Planet Internet.

- If you value the investment of BeWell at $2 per share, tell us the basis for this conclusion. Tell us how this value compares with any documentation provided by BeWell in connection with this transaction.

- It is unclear how you revised the accounting treatment for the sale of Planet Internet. Did you adjust the sale price? Did you recognize and impairment loss in the investment in BeWell?

- Provide us with the journal entries related to this transaction.

- Revise the disclosures in the related notes for consistency throughout the document.

Response:	The Company has taken into account the guidance
presented in EITF 89-7 and SAB Topic 5E as it relates to gain recognition and the recognition of a disposition of a business. In evaluating the applicable accounting guidance the Company believes the risks and rewards of ownership being transferred and the likelihood of realizing gain on the consideration in the transaction are relevant to determination of the accounting treatment.
The risks and rewards of ownership were transferred in the sale and the Company does not have any continuing involvement, financial commitments or guarantees. The Company has also evaluated the realization of the shares of BeWell Net.

Accordingly, the Company has elected not to recognize any gain on the transaction as reflected in the financial statements filed on Form 10-KSB for March 31, 2000. The Company has adjusted the carrying value of the investment in BeWell Net common stock at the net basis of the assets sold and liabilities assumed by the purchaser. After consultation with its external auditors, the Company believes that recording the gain would not be appropriate given the contingent likelihood of realizing such gain. As realization may be subject to future events such as raising additional capital, increased liquidity and attaining profitable operations, the Company determined that gain recognition would be inappropriate and accordingly reduced the carrying value of its investment in BeWell Net. This resulted in its carrying value equaling that of the Company's basis in Planet Internet of approximately $137,000.00. The Company believes the treatment reflected in its Form 10-KSB is reasonable and appropriate.

	BeWell Net is a newly formed corporation and the 301,728 shares received by the Company reflect approximately 3.8 percent of the approximately 6,948,000 shares outstanding at the time received.

	The initial negotiated value of shares of BeWell Net to be received in the transaction was at $5.00 per share. This value was subsequently reduced by the Company to $2.00 per share for accounting purposes upon learning of a private placement by BeWell, at this price. As discussed above the $2.00 value was then adjusted to eliminate any gain previously recognized which adjusted the carrying value of the BeWell shares to its prior basis in Planet Internet. The Company currently believes that no events have occurred that would require impairment recognition. Future events and results of BeWell Net may require the Company to re-evaluate whether an impairment charge is necessary.

	The related series of journal entries reflected in the Company's amended Form 10-QSB filings beginning June 30, 1999, are as follows:

Originally at $5.00 per share assigned:
Investment in BeWell Net stock		$1,508,640
Removal of Assets and Liabilities, net	     		$  137,170
Gain on Sale                                               		  1,371,470

The revised journal entries to adjust the value to $2.00 per share:

Gain on sale					$  905,184
Investment in BeWell stock					$  905,184

The revised journal entries to remove the gain on sale entirely:

Gain on sale					$  466,286
Investment in BeWell stock					$  466,286

	This entry eliminates any gain on the sale and reduces the carrying value of the investment in BeWell stock to $137,170, which is included in short term investments in the applicable balance sheets.

	The Company will revise its disclosure of the sale to consistently reflect the value assigned to the investment in BeWell and that no gain has been currently recognized.

10.	We note your response to prior comment 32 of February 7, 2000
letter.   You disclose in the business section's "Internet Business
Opportunities" discussion that you have allocated 80,000 shares of BeWell
Net to various employees as performance bonuses. You should recognize employee compensation at the date the employees are granted the right to receive these shares, not the date the shares are transferred. Please revise or explain why your accounting is appropriate.

Response:	The intent of management was to distribute these 80,000
shares to employees as disclosed, however, to date no vote by the board of directors has occurred approving the issuance of these shares to employees. None of the shares were issued during the time period for which the Company's filings have been reviewed. Initially, a list of individuals designated to receive shares of BeWell Net common stock was established. To date, only
10,000 have been allocated to a single current employee, Kenneth Roznoy.   No
certificate representing these shares has been transferred to Mr. Roznoy. Additionally, in May 2000, a single certificate was issued representing 5,000 shares and delivered to a former employee.

The Company intends to record the value of the BeWell Net shares as compensation in the earliest period in which the shares are approved for issuance by the Board of Directors or upon the transfer of the shares, whichever occurs earlier. The Company has not recorded any expense pertaining to these shares, as there been no legal transfer of rights to
claim these shares.   Upon approval of their issuance in a board resolution
of the Company or their actual issuance, the Company will evaluate the need to record associated expenses.

Of the 70,000 shares allocated to persons who are now former employees, only 5,000 were actually issued. The Company does not believe that the former employees have a legal right to delivery of the shares. In light of these facts, the Company believes that its treatment to date pertaining to these shares is correct.


Consolidated Statement of Changes in Stockholder's Equity, page F-4

11.	Refer to the shares issued to Mr. Duwaik for settlement of services provided. Tell us how you determined the number of shares issued. Support the value assigned to the shares issued including why you did not use the $.125 trading price reflecting the OTC bulletin board quote on the date of the transaction.

Response:   The value assigned to the shares was evaluated in light of a valuation study performed in March of 1988, which reflected a value of $.05 per share as well as reviewing the net book value per share of the Company at December 31, 1999, of approximately $.06 per share. Consideration was also given to the minimal trading activity, insufficient market capitalization, the restricted nature of the shares being issued and the fact that Mr. Duwaik is an insider.

	The issuance of the shares for $850,000 in previous advances from Mr. Duwaik to the Company, and for $208,000 for services rendered, involve both monetary and non-monetary consideration. The Company reviewed the guidance provided in SAB Topic 5G, in evaluating the appropriate accounting treatment. Due to the effective control exercised by Mr. Duwaik over the Company, the book value per share was deemed to be the most reasonable basis to use in valuing the shares considering the factors described above. The Board decided to issue such shares at the net book value of the Company's stock on December 31, 1999, the most practicable date closest to the transaction.

	Further, if the shares related to the loan advances (monetary asset) were recorded at market value, given that Mr. Duwaik provided no additional services or consideration, any excess of market value of the asset values would be deemed to be a stock dividend with no net effect on additional paid in capital. The Company believes the value of $.06 per share is the most reasonable and appropriate amount to assign under the circumstances.

Note 8 - Income taxes, pages F-16 to F-17

12.	We note the realization of the net deferred tax asset depends on future taxable income. Provide us with evidence upon which you relied in your conclusion of not establishing a valuation allowance against the asset.

Response:   The Company has substantial appreciated assets in the form of its basic trade area (BTA) licenses. The Company has been in negotiations and discussions with various telecommunication companies regarding the potential sale of these assets. Based upon preliminary discussions and industry transactions these licenses sell for $50 to $100 per subscriber household. The Company has approximately 1,752,000 subscriber households within its BTA license covered areas. Based upon negotiations that we have held to sell these licenses to other companies, the BTAs' market price would be well in excess of the carrying values of these assets for tax purposes producing sufficient taxable income, which would result in realization of the net operating loss carry-forwards. Management believes that the Company has the ability to use this tax planning trategy to generate such income for tax purposes prior to the expiration of these net operating losses. Accordingly the Company has not provided a valuation allowance.

13. Disclose, in the management's discussion and analysis section, uncertainties surrounding realization of the deferred tax asset and material assumptions underlying management's determination that the net asset will be realized. If the asset's realization is dependent on material improvements over present levels of consolidated pre-tax income, material changes in the present relationship between income reported for financial and tax purposes or material sale of assets or other non routine transactions, furnish a description of these assumed future events and quantify them to the extent practicable.

Response:   The Company will revise its MD&A accordingly and include
under liquidity and capital resources its intent and plans to effect realization of these net operating losses.

Preliminary Schedule 14A

14. Clarify the sales price for Planet Internet throughout the document.
The price listed in the notice of annual meeting is different than that listed in the proposed discussion. Further, the price listed in both cases appears inconsistent with your responses to prior comments 29and 30 of our February 7, 2000 letter regarding an unsupportable valuation. In this regard, see comment 4 above. Revise or advise.

Response:   The Company will clarify the sales price negotiated in the Planet
Internet sale in addition to the carrying value of its investment in the BeWell stock to ensure consistency throughout the filings.


15.	Tell us whether or not you intend to include a letter to shareholders, as with your previous proxy materials. If so, then include it in your submission.

Response:	A shareholder letter has been drafted and will be included
with the Company's amended proxy materials.

		Thank you for your attention to the foregoing. Please notify the undersigned if for any reason you wish to discuss the above.

Sincerely,


Bradford J. Lam
Vice President and General Counsel


Cc: Mr. Omar A. Duwaik
       Mr. Kenneth D. Roznoy
       Brent Peterson, C.P.A.
   Name and address are deleted to preserve confidentiality based upon the Company's application for Confidential Treatment pursuant to 17 C.F.R. 240.24b-
2. The non-disclosed information has been filed with the U.S. Securities and Exchange Commission as part of the Company's request for Confidential Treatment. Herein the Lender's name appears as "[***]."

David T. Mittelman, Esq.
10/26/00
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